Exhibit 99.3

Fleet Status Report

23 May 2023

Borr Drilling Limited
S.E Pearman Building, 2nd Fl,
9 Par-la-Ville Road,
Hamilton HM11,
Bermuda

Client Enquiries: marketing@borrdrilling.com

Investor Enquiries: ir@borrdrilling.com

Borr Drilling Fleet Status Report - 23 May 2023

New Contracts / Extensions / Amendments

Hild
• Contract: September 2023 to August 2025, Fieldwood Energy, Mexico
Gunnlod
• Contract (from LOA): June 2023 to December 2023, Undisclosed, South East Asia
Norve
• Option exercised: August 2023 to September 2023, BWE, Gabon
Thor
•Option exercised: October 2023 to January 2024, CPOC, Malaysia-Thailand JDA
Ran
• Contract (from LOA): October 2023 to April 2024, TotalEnergies, Mexico
• Contract: May 2024 to July 2024, Undisclosed, Americas

Letters of Award / Letters of Intent / Negotiations

None

Other Developments

Gunnlod
• Commenced operations with Petra Energy, Malaysia in April 2023

This summary is provided as a courtesy and is not intended to replace a detailed review of the Fleet Status Report. This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Borr Drilling Fleet Status Report - 23 May 2023

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments

Contracted Rigs

Arabia I	KFELS B Class	400 ft	2020	Saudi Aramco	October - 2022	October - 2025	Saudi Arabia	Operating with option to extend
Arabia II	KFELS B Class	400 ft	2019	Saudi Aramco	October - 2022	October - 2025	Saudi Arabia	Operating with option to extend
Arabia III [1]	KFELS Super A Class	400 ft	2013	Saudi Aramco	December- 2022	August - 2023	Middle East	Contract Preparations
					September - 2023	September - 2028	Saudi Arabia	Committed with option to extend
Galar	PPL Pacific Class 400	400 ft	2017	(Opex Perforadora) PEMEX	October - 2022	December - 2025	Mexico	Operating
Gerd	PPL Pacific Class 400	400 ft	2018	Addax	February - 2022	January - 2024	Cameroon	Operating
Gersemi	PPL Pacific Class 400	400 ft	2018	(Opex Perforadora) PEMEX	October - 2022	December - 2025	Mexico	Operating
Grid	PPL Pacific Class 400	400 ft	2018	(Opex Perforadora) PEMEX	October - 2022	December - 2025	Mexico	Operating
Groa	PPL Pacific Class 400	400 ft	2018	Qatar Energy	April - 2022	April - 2024	Qatar	Operating with option to extend
Gunnlod	PPL Pacific Class 400	400ft	2018	Petra Energy	April - 2023	May - 2023	Malaysia	Operating
				Undisclosed	June - 2023	December - 2023	South East Asia	Committed
Hild	KFELS Super B Class	400 ft	2020	Fieldwood Energy	April -2023	August - 2023	Singapore	Contract Preparations
					September - 2023	August - 2025	Mexico	Committed
Idun	KFELS Super B Bigfoot Class	350 ft	2013	Petronas Carigali	March - 2022	November -2023	Malaysia	Operating
Mist	KFELS Super B Bigfoot Class	350 ft	2013	Valeura Energy	January - 2023	November - 2023	Thailand	Operating
Natt	PPL Pacific Class 400	400 ft	2018	ENI	January - 2022	March -2024	Congo	Operating with option to extend
Njord	PPL Pacific Class 400	400 ft	2019	(Opex Perforadora) PEMEX	October - 2022	December - 2025	Mexico	Operating
Norve	PPL Pacific Class 400	400 ft	2011	BW Energy	December - 2022	September - 2023	Gabon	Operating with option to extend
Odin	KFELS Super B Bigfoot Class	350 ft	2013	(Opex Perforadora) PEMEX	October - 2022	December - 2025	Mexico	Operating
Prospector 1 [1]	F&G, JU2000E	400 ft	2013	Neptune	March - 2022	August - 2023	Netherlands / United Kingdom	Operating
Prospector 5 [1]	F&G, JU2000E	400 ft	2014	ENI	November - 2022	February - 2024	Congo	Operating with option to extend
Ran [1]	KFELS Super A Class	400 ft	2013	Wintershall	October - 2022	July - 2023	Mexico	Operating
				Fieldwood Energy	August - 2023	September - 2023	Mexico	Committed
				TotalEnergies	October - 2023	April - 2024	Mexico	Committed
				Undisclosed	May-2024	July-2024	Americas	Committed with option to extend
Saga	KFELS Super B Bigfoot Class	400 ft	2019	Brunei Shell Petroleum	November - 2022	November - 2026	Brunei	Operating with option to extend
Skald	KFELS Super B Bigfoot Class	400 ft	2018	PTTEP	June - 2021	June - 2024	Thailand	Operating with option to extend
Thor	KFELS Super B Bigfoot Class	400 ft	2019	CPOC	July - 2022	January -2024	Malaysia-Thailand JDA	Operating

Available Rigs
None
Under Construction Rigs

Var	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Delivery in September - 2025
Vale	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Delivery in July - 2025

1 - HD/HE Capability.

				Operating / Committed	Available	Cold Stacked	Under Construction

Total Fleet			24	22	0	0	2

Borr Drilling Fleet Status Report - 23 May 2023

Rig Name	Location	2023				2024				2025				2026
		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Premium Jack-Ups
Asia
Thor	Malaysia-Thailand JDA	CPOC
Gunnlod	Malaysia	PTTEP	Petra	Undisclosed
Idun	Malaysia	Petronas Carigali
Mist	Thailand	Valeura Energy
Saga	Brunei	Brunei Shell Petroleum
Skald	Thailand	PTTEP						Option
Middle East
Arabia I	Saudi Arabia	Saudi Aramco							Option
Arabia II	Saudi Arabia	Saudi Aramco							Option
Arabia III [1]	Middle East/Saudi Arabia	Contract Prep			Saudi Aramco
Groa	Qatar	QatarEnergy					Option
Europe and Africa
Prospector 1 [1]	Netherlands/United Kingdom	Neptune
Gerd	Cameroon	ADDAX
Natt	Congo	ENI					Option
Norve	Gabon	BWE			Option
Prospector 5 [1]	Congo	ENI				Option
Mexico
Ran [1]	Mexico	Wintershall		FWE	TotalEnergies		Undisclosed	Option
Galar	Mexico	Opex (PEMEX)
Gersemi	Mexico	Opex (PEMEX)
Grid	Mexico	Opex (PEMEX)
Njord	Mexico	Opex (PEMEX)
Odin	Mexico	Opex (PEMEX)
Hild	Singapore/Mexico	Warm Stacked			Fieldwood Energy

Jack-Ups Under Construction
Vale	KFELS shipyard, Singapore								Delivery in July 2025
Var	KFELS shipyard, Singapore								Delivery in September 2025

			Firm			Option			Available	Under Construction

1-HD/HE Capability

Borr Drilling Fleet Status Report - 23 May 2023

Additional information regarding this Fleet Status Report

This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Forward Looking Statements:

The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.